                                                                Exhibit(a)(1)(b)



This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Headhunter. At the time the tender offer is commenced, the acquiring company will file a Tender Offer Statement with the Securities and Exchange Commission and Headhunter will file a Solicitation/Recommendation Statement with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Headhunter, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the
SEC) and the Solicitation/Recommendation Statement will also be available for free at the SEC's Web site at www.sec.gov.

This document contains certain comments or forward-looking statements that are based largely on current expectations and are subject to certain risks, trends and uncertainties. Such comments and statements should be understood in the context of the companies' publicly available reports filed with the SEC, including the most current annual reports, 10-Ks and 10-Qs, which contain discussions of various factors that may affect each company's business. These factors could cause actual future performance to differ materially from current expectations. Neither Tribune, KnightRidder nor Headhunter is responsible for updating the information contained in this press release beyond the published date, nor for changes made to this document by wire services or Internet service providers.




                    CareerBuilder/HeadHunter conference call
                             Friday, August 24, 2001

Ruthellyn Musil, Vice President/Corporate Relations, Tribune Company
--------------------------------------------------------------------
On behalf of Knight Ridder and Tribune, good morning. Thank you all for joining us on short notice to discuss this exciting development in our recruitment advertising strategy. We'll begin with some brief remarks from Rob McGovern, CEO of CareerBuilder and then hear from Tony Ridder, Chairman and CEO of Knight Ridder and Jack Fuller, President of Tribune Publishing. John Madigan had hoped to join us this morning, but he was called for jury duty.

For our question and answer session, we also have with us several people who you know well: Dan Finnegan, President of Knight Ridder Digital; David Hiller, President of Tribune Interactive and Tim Landon, President of Classified Services for Tribune.
Polk Lafoon, VP of Corporate Relations at Knight Ridder also is on the line with us.

Before turning the call over to Rob, let me remind you that our comments and answers may include forward-looking statements, which are subject to risks and uncertainties that we discuss in greater detail in our SEC filings. Future results could vary materially.

Now, having said that, here's Rob.

Rob McGovern, CEO, CareerBuilder
--------------------------------
Good morning. On behalf of CareerBuilder, Tribune, and Knight Ridder, I too would like to welcome you to today's call. There are two areas I'd like to focus on this morning. First, today we announced our acquisition of Headhunter.net, the third largest player in the online recruitment space. Second, and carrying the same level of significance, we announced several key changes to the way that Tribune and Knight Ridder, brand, sell, and leverage our newspaper employment products in the online recruitment marketplace. I'll start by filling you in on the Headhunter acquisition.

Almost exactly one year ago this week, Tribune and Knight Ridder jointly acquired CareerBuilder. Our going in strategy was to drive the market to a two horse race, between CareerBuilder and Monster. Our plan was to do this by leveraging our respective on and offline assets. Our mantra, which appeared in nearly every strategy presentation and checkpoint meeting, has been to create the Pepsi/Coke challenge in the online recruitment market. I'm pleased to announce that today marks the completion of phase one of our strategy, right on schedule. It's now us and them, CareerBuilder and Monster, and the race for leadership officially starts today.

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With the completion of this acquisition, here's how things will stack-up. When we combine CareerBuilder's 4 million monthly unique visitors, with the 2.4 million that visit Headhunter, we believe we'll be at near parity with Monster. To put this into perspective, our next largest competitor doesn't regularly meet Media Metrix' 200,000 minimum to be listed in the careers category. Together we'll have over 25,000 customers, the power and leverage of Knight Ridder and Tribune's newspapers, a sales and customer service force that has nearly doubled in size, and some great new additions to our management ranks.

Let me close my remarks by talking about how we sell our products. Recently, we made a strategic decision to unite Knight Ridder and Tribune's online recruitment sales people with CareerBuilder's sales management team. This allows us to gain greater leverage from CareerBuilder's aggressive sales culture. Shortly, we'll welcome Headhunter's impressive sales talent into this unified sales organization. Along with our newspaper partners' print sales force we'll have the best sales team, selling the best product in a two horse race. Stay tuned for great marketplace theater.

Let me next turn things over to Tony, who will give you more of this exciting story.

Tony Ridder, Chairman and CEO, Knight Ridder
--------------------------------------------
Good morning, and thank you for joining us for this exciting announcement. I think Rob has laid out the particulars well. This is a watershed event for us. Very quickly, we are going to see CareerBuilder's subscription base and revenues double; its unique visitor count will climb from 4 million to nearly 6 million. Its market share will increase significantly.

But the acquisition of Headhunter is about more than numbers. It is about the repositioning of CareerBuilder as the distinct number two recruitment site on the Web, with all the brand-building support it needs to start closing in on number one.

Headhunter has been a respected competitor. Now we will have its superb sales channel in our camp - and its first-rate management team as well. In our release, we talk about the redesign and re-labeling of our newspaper help-wanted sections to "CareerBuilder" - to build the brand's awareness. On top of that, we are looking to maximize the effectiveness of our sales channel and looking for new ways to involve the employment agencies. The combination - about which we will have more to say as time goes on - will be a powerful driver of the CareerBuilder franchise.'

Now, here's Jack Fuller




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Jack Fuller, President, Tribune Publishing
------------------------------------------
Thanks, Tony.

Recruitment is fundamentally a local proposition, which is why newspapers have always been the place where job-seekers start. As today's announcement demonstrates, we have no intention of giving up that franchise.

Our share of the print and online recruitment business is formidable. Together, the combined revenue in this category of Tribune, Knight Ridder, CareerBuilder and Headhunter will be nearly $1 billion. That's about 12% of an 8 billion dollar market. Monster's share of this market is about 5%.

We have a help-wanted resource unrivaled by any national competitor because we are local. We have the most jobs, we have real jobs and we have the freshest jobs. In Chicago, our online reach exceeds Monster and if you add in job seekers who use the Sunday Tribune, we outreach Monster by a factor of 10.

That's a lot to build on. And we have a number of pieces ready to put into place: the strengthened CareerBuilder brand, the launch next month of our new CareerBuilder sections, the promotional power of our newspapers and Tribune
                                                                ---
Television.

That said, we're ready to take your questions.

                                      Q & A
                                      -----

Michael Beebe, Goldman Sachs: Hoping you could give more details on how you will structure the sales force. How much is outbound vs. inbound and how much is agency driven?

Rob McGovern: We look at sales challenge two-fold. Outbound is comparable to Monster. We will have about 200 people calling on corporate accounts. We also have the ability to get access to the newspaper call centers. This is mostly an inbound channel-about 500 salespeople among us. About 80% of the time that people call us, we can add an online component. In terms of ad agencies, still less than 10% of overall revenues. The agencies are still focused on the print side and are key partners on the newspaper side.

Tim Landon: Less than 4% of TRB total recruitment print revenue comes from TMP. 96% comes from other channels. Look for much more proactive management of agency relationships.

Beebe follow-up: Comment on resume databases and how they fit into the model.

McGovern: We'll be at about parity on a freshness basis. The half-life of a resume is only a couple of weeks. Monster figure of 14 million is since inception. When you put out databases together, we'll be at about parity.


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Dan Finnigan:  For us, TMP% is roughly the same.

Lanny Baker, Salomon Smith Barney: Two questions. At parity on freshness, give us a sense of what portion of revenue is coming from the resume business. How important is the resume business going forward. Given link with newspapers and re-branding, what are the plans for Boston, Denver, Atlanta, Dallas...the markets you're not in.
Will we see partnerships?

McGovern: Currently about 1/3 is resume database and about 2/3 job posting. We think it will stay about there. These are complimentary products and we have both. We will stay at about the same mix. In terms of adding new affiliates, there's a careful balance that we're playing. Local is the cornerstone of our strategy but we don't want to be a consortium. We're up against a fierce competitor and we need to be agile. We just signed a deal with Belo with the Dallas Morning News as the chief property. We're not going to dilute our ability to be an aggressive player in the game.

Steve Barlow, Prudential: Are you including HotJobs in the Monster numbers? Project pro forma revenue and EBITDA losses for 2001?

McGovern: I think the whole industry is waiting with baited breath to see what happens there. The stats we're looking at and I think their stats show about 60 to 70% overlap on both customers and audience. Looks like there's going to be a lot of melting when that deal comes together. Media Metrix shows a 67% overlap. With HeadHunter, we've got 11% overlap on customers, slightly less than 20% overlap on audience.

David Hiller: Combined (TRB/KRI/CB) online revenues will be well over $100M in 2002 and be cash flow positive in Q1. The addition of HeadHunter significantly enhances our ability to become profitable.

Mandana Hormozi, Lazard Freres: At what point do you expect sales forces to be integrated? Any costs associated with that?

McGovern: Our watchword is we're taking the heat up in the marketplace. Just came from a meeting where I had employees chanting "we're # 1." We expect to be up and running within 45 days of today, if the tender goes as we expect it to go.

Hiller:  Costs of integration are modest on selling and marketing side.

Hormozi follow-up: With the battle with Monster, do you expect to increase marketing spending?

McGovern: We're fortunate to have core assets so that we don't have to spend the way Monster spends. We've doubled our traffic. We don't need to spend on Super Bowls and that kind of thing. We're going to use our newspapers in kind and we're going to spend some money. We've got a great deal with MSN. If it takes spending, we're going to spend but right now we're feeling pretty good about our spending.

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Ruthellyn Musil:  I want to clarify that this will be earnings neutral for TRB.

Tony Ridder: Maybe a penny or two dilutive to KRI but were working to be neutral.

Bill Bird, Salomon Smith Barney: Can you provide details on cross promotional plans? Discuss plans for positioning or re-positioning the two distinct brands.

McGovern: We're going to put all the wood behind one arrow. We're not going to do a two-brand strategy. The brand is CareerBuilder and it will be that brand everywhere. In terms of cross-promotion with the average newspaper, there's very little crossover between paper ad readers and online ad readers. We can offer customers unique buys that others can't offer.

Hiller: The street value of promotional effort is in the tens of millions. There's a serious promotional effort against this. This builds on the fact that people naturally come to newspapers when they're looking for jobs.

Finnigan: Rebranding effort is highly significant. No one can replicate that branding.

Bird follow-up: Will CareerBuilder sections be weekly and how long will effort last?

Landon: Yes, weekly, and permanent.

Michael Beebe, Goldman Sachs: Comment on the status of your relationship with MSN. Can you give update on whether the transaction will have impact on the relationship between HeadHunter and Yahoo? What will be your pricing strategy? How will you price relative to Monster or relative to your pricing today?

McGovern: We've enjoyed a great relationship with Microsoft. It started when Microsoft made a strategic investment in CareerBuilder. It is a fact that that relationship is up for renewal. The addition of Yahoo to our world does add complexities. We love the position we're in and we think all of the scenarios we run, we end up with a great portal scenario when everything plays out. Regarding pricing, the industry has been trying to work its way to a rational pricing model. Unfortunately, we had the phenomenon of venture capitalists funding irrational pricing structures. We offer outstanding value to the customer.

Finnigan: About a 1/4 of Headhunter's revenues comes from staffing agencies, and the agencies will be welcoming this news because they want a Pepsi to Monster's Coke.

Beebe follow-up: How much traffic at CB comes from MSN?

McGovern: There's a lot of duplication that has to be factored out. On de-duped basis, somewhere around 20%.


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